Exhibit 12.1

Gramercy Property Trust

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in Thousands)

	Years Ended December 31,
	2015		2014	2013	2012	2011
Earnings:
Net income (loss) from continuing operations, pretax	$(48,280)		$56,002	$(1,779)	$(15,011)	$(20,340)
Add (Subtract):
Loss (income) from unconsolidated equity investments	1,107		(1,959)	5,662	2,904	(121)
Distributions from unconsolidated equity investments	5,704		3,373	7,985	-	-
Fixed charges	35,166		16,857	16,386	88,159	186,620
Capitalized interest	-		-	-	-	-
Income (loss) before fixed charges and preferred share dividends	$(6,303)		$74,273	$28,254	$76,052	$166,159

Fixed charges:
Interest expense	$35,166		$16,857	$16,386	$88,159	$186,620
Capitalized interest	-		-	-	-	-
Total fixed charges	$35,166		$16,857	$16,386	$88,159	$186,620
Preferred share dividends	6,234		7,349	7,162	7,162	7,162
Total fixed charges and preferred share dividends	$41,400		$24,206	$23,548	$95,321	$193,782

Ratio of earnings to fixed charges (1)	(0.2x	)	4.4x	1.7x	0.9x	0.9x
Deficiency	$41,469		N/A	N/A	$12,107	$20,461

Ratio of earnings to combined fixed charges and preferred share dividends (1)	(0.2x	)	3.1x	1.2x	0.8x	0.9x
Deficiency	$47,703		N/A	N/A	$19,269	$27,623

(1) For the years ended December 31, 2015, 2012, and 2011, earnings were not sufficient to cover fixed charges by $41,469, $12,107, and $20,461, respectively. For the years ended December 31, 2015, 2012, and 2011 earnings were not sufficient to cover combined fixed charges and preferred share dividends by $47,703, $19,269, and $27,623, respectively.